October 7 2014

Re: Caleminder Inc.

Registration Statement on Form S-1A#1

File No. 333-197552

Filed September 4 , 2014

Dear

Mathew Chrispino

We are in receipt of your letter dated September 23 2014 in regards to comments on the above S-1A#1 registration Statement filed on September 4 2014 and present to you our responses accordingly as follows:

General

1.	We note your response to prior comment 2 regarding your need to raise $8,500 to avoid causing your business to fail and be subject to “protection under bankruptcy laws.” Please revise to clarify whether the “bankruptcy laws” reference on your cover page means the United States Bankruptcy Code. Further, your disclosure on page 7 indicates that Ms. Halperin has committed to fund your periodic reporting expenses for 12 months, so it is unclear whether you will fail should you not raise at least $8,500 in net offering proceeds. Please reconcile this discrepancy. For example, clarify, if true, in your summary and on pages 7, 20, 21, and 28 that you will fail if you do not raise $8,500 in net offering proceeds and Ms. Halperin is unable to fund your periodic reporting expenses.

Response

We have added that this will occur only if the Director is unable to fund the Company and have added the disclosure in all the pages requested .We have also disclosed the US bankruptcy courts .

Prospectus Summary

Our Company, page 3

2.	Please revise this section to clarify the prospective nature of your business plan and that some features of your services may not be developed without proper funding.

Response

The page of our summary specifies the nature of the business in quite detail .We have added the disclosure at the end of the page ..

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Our Business, page 22

3.	We note your response to prior comment 13. You state on page 32 that Ms. Halperin has consulted with “related technical engineer consultants” regarding your business plan model, as “explicitly disclosed on pages 20 and 24.” We are unable to find any references to past or present engagements or discussions with consultants or engineers on pages 20 and 24. Please revise to provide more details of your existing or prior arrangements with consultants, engineers or programmers, including the identity of these consultants and any compensation paid to them.

Response

The disclosure was not on page 20 and 24 but rather in risk factor # 11 and also in the section of Directors and Executive Officers ..We have also added a disclosure regarding the consultants in the risk factor accordingly .

Existing or Probable Government Regulations, page 25

4.	We note your responses to prior comments 17 and 18 and that your U.S. corporate entity will be operated with your principal executive offices and sole member of management in Israel. Please revise where appropriate to describe which, if any, of your operations will be conducted outside of the United States and where your assets other than the offering proceeds will be held.

Response

We have added a disclosure in the section of Existing or Probable Government Regulations

Management’s Discussion and Analysis or Plan of Operation, page 25

5.	We are unable to find any revised disclosure responsive to prior comment 20, which requested your most recent cash balance. Please revise to provide this information.

Response

We have added the disclosure in the third paragraph in the section , General Working Capital

Directors, Executive Officers, Promoters, page 31

6.	We note your response to prior comment 22 regarding the business experience of Ms. Halperin. Please revise to briefly describe her duties as a part-time consultant business adviser to the CEO of Tactile World Ltd. and a volunteer for Ezer Mitzion. In particular, please clarify if her duties were primarily ministerial in nature. Further, please revise to identify the real estate developer for whom she worked and advise us the name of the CEO of Tactile World Ltd. for whom she provided consulting services.

Response

We have identified the names of the Ceo's and have added the activity of the consulting services at Tactile .The activities at Ezer Mitzion was to assist the disabled which is so stated .

Certain Relationships and Related Transactions

Loan Agreement, page 34

7.	Please revise this section to disclose, if true, that Ms. Halperin’s commitment to fund your operations for the next 12 months is a discretionary commitment that is not legally binding and only covers the costs of your periodic filings and not costs associated with the implementation of your business plan.

Response

We have added the related disclosure as such

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Plan of Distribution, page 38

8.	We note your response to prior comment 26 regarding the circumstances under which you may extend the offering period. We are unable to find any revisions in this section that are responsive to our comment. Please revise to discuss the factors your management will consider when determining whether to extend the offering period.

Response

In the second sentence in the caption

Offering and Expiration Date , it states the period will be extended if the funds are not raised in the first 180 days .

Please do not hesitate to contact us with any further comments you may have

Yours Truly

Shira Halperin

/S/

CEO

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